UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 6, 2024

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In the Matter of

Water Technologies International, Inc.　　**ORDER DECLARING OFFERING**
1385 SW Bent Pine Cove　　　　　　　　**STATEMENT ABANDONED UNDER THE**
Port St. Lucie, FL 34986　　　　　　　　**SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12324

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Water Technologies International, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 6, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief